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            Ahold and Sainsbury signed agreement on Giant Food Inc.



Zaandam, The Netherlands, May 29, 1998 - Royal Ahold, the international food retailer, has announced the signing of an agreement with the British supermarket company J Sainsbury plc for the sale to Ahold by Sainsbury of all of the Giant Food Inc. voting Class AL shares for an aggregate purchase price of USD 100 million on the terms and conditions set forth in the agreement. In the agreement Sainsbury also has agreed to tender, pursuant to Royal Ahold's tender offer, its approximately 11.8 million non-voting Class A shares of Giant Food Inc.

Royal Ahold and the 1224 Corporation announced on May 19, 1998, they had entered into an agreement for the purchase by Ahold of all the voting Class AC shares in Giant Food Inc. held by the 1224 Corporation, upon the terms and conditions set forth in the agreement.

Pursuant to the agreement with the 1224 Corporation, Ahold has commenced a tender offer for all the outstanding non-voting Class A shares of Giant Food Inc., approximately 60 million shares, at the price of USD 43.50 per share. This represents an aggregate purchase price of approximately USD 2.6 billion.

Completion of the tender offer and the acquisition of the Class AL and Class AC shares are subject to obtaining necessary regulatory approvals and certain other conditions.